UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Net Element International, Inc.

File No. 001-34887 - CF#29108

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Net Element International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 19, 2012.

Based on representations by Net Element International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.33	through June 14, 2017
Exhibit 10.34	through June 14, 2017
Exhibit 10.35	through March 31, 2014
Exhibit 10.36	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel